UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)
_______________________

NATIONAL TECHNICAL SYSTEMS, INC.
 (Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

638104109
 (CUSIP Number)

Stacey Seewald
Sandler Capital Management
711 Fifth Avenue, 15th Floor
New York, NY  10022
(212) 754-8100
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)
_______________________

September 17, 2013
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 638104109	SCHEDULE 13D	Page 2 of 9

1	NAME OF REPORTING PERSON Sandler Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-
14	TYPE OF REPORTING PERSON PN

CUSIP No. 638104109	SCHEDULE 13D	Page 3 of 9

1	NAME OF REPORTING PERSON Sandler Plus Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-
14	TYPE OF REPORTING PERSON CO

CUSIP No. 638104109	SCHEDULE 13D	Page 4 of 9

1	NAME OF REPORTING PERSON Andrew Sandler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-
14	TYPE OF REPORTING PERSON IN

CUSIP No. 638104109	SCHEDULE 13D	Page 5 of 9

1	NAME OF REPORTING PERSON Sandler Capital Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-
14	TYPE OF REPORTING PERSON PN

CUSIP No. 638104109	SCHEDULE 13D	Page 6 of 9

Item 1.    Security and Issuer.

This Amendment No. 8 to Schedule 13D (this “Statement”) relates to the common stock, no par value per share (the “Common Stock”), of National Technical Systems, Inc. (the “Company” or the “Issuer”).  This Statement supplementally amends the initial statement on Schedule 13D, filed on September 29, 2010, as amended by Amendment No. 1 thereto, filed on October 29, 2010, as amended by Amendment No. 2 thereto filed on December 23, 2010, as amended by Amendment No. 3 thereto filed on January 4, 2011, as amended by Amendment No. 4 thereto filed on March 14, 2012, as amended by Amendment No. 5 filed on July 12, 2013, as amended by Amendment No. 6 filed on July 26, 2013, and as amended by Amendment No. 7 thereto filed on August 14, 2013  (collectively, the “Statement”) by the Reporting Persons (as defined herein).  This Amendment No. 8 is being filed by the Reporting Persons to report that, as a result of recent transactions in the Common Stock, the Reporting Persons are no longer the beneficial owners of more than five percent of the outstanding Common Stock of the Issuer.
.
Item 2.    Identity and Background.

No material change.

Item 3.    Source and Amount of Funds or Other Consideration.

No material change.

Item 4.    Purpose of Transaction.

Item 4 of the Initial Statement is hereby replaced in its entirety with the following:

The Reporting Persons no longer own Common Stock.

Item 5.    Interest in Securities of the Issuer.

Item 5 of the Initial Statement is hereby replaced in its entirety with the following:

(a), (b), (d)        The Reporting Persons no longer own Common Stock.

(c)           Except as set forth in Schedule B, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

(e)           The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on September 17, 2013.

Item 6.    Contracts, Arrangements, Understandings or Relationship with Respect to the Issuer.

No material change.

Item 7.    Materials to be Filed as Exhibits.

Exhibit 7.01:	Joint Filing Agreement

CUSIP No. 638104109	SCHEDULE 13D	Page 7 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of September 30, 2013.
SANDLER CAPITAL MANAGEMENT
By: ALCR Corp., a general partner

By:	/s/ Moira Mitchell
Name:	Moira Mitchell
Title:	President

SANDLER MASTER FUND, LTD.

By:	/s/ Steven Warshavsky
Name:	Steven Warshavsky
Title:	Director

SANDLER PLUS MASTER FUND, LTD.

By:	/s/ Steven Warshavsky
Name:	Steven Warshavsky
Title:	Director

/s/ Andrew Sandler
Andrew Sandler

CUSIP No. 638104109	SCHEDULE 13D	Page 8 of 9

SCHEDULE B

TRANSACTIONS IN THE COMMON STOCK (NO PAR VALUE PER SHARE)
OF NATIONAL TECHNICAL SYSTEMS, INC. DURING THE PAST 60 DAYS

(All transactions were made in the open market unless otherwise indicated)

Date	Transaction Conducted By	Transaction Type	Number of Shares	Price Per Share
08/13/13	SCM	Sell	90	$16.12
08/13/13	SPF	Sell	1,350	$16.12
08/13/13	SCM	Sell	485	$16.12
08/13/13	SMF	Sell	580	$16.12
09/17/13	SCM	Sell	27,000	$22.84
09/17/13	SPF	Sell	379,004	$22.84
09/17/13	SCM	Sell	126,521	$22.84
09/17/13	SMF	Sell	147,525	$22.84

CUSIP No. 638104109	SCHEDULE 13D	Page 9 of 9

EXHIBIT 7.01
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of National Technical Systems, Inc. and that this Agreement be included as an Exhibit to such statement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement effective as of September 30, 2013.

SANDLER CAPITAL MANAGEMENT
By: ALCR Corp., a general partner

By:	/s/ Moira Mitchell
Name:	Moira Mitchell
Title:	President

SANDLER MASTER FUND, LTD.

By:	/s/ Steven Warshavsky
Name:	Steven Warshavsky
Title:	Director

SANDLER PLUS MASTER FUND, LTD.

By:	/s/ Steven Warshavsky
Name:	Steven Warshavsky
Title:	Director

/s/ Andrew Sandler
Andrew Sandler